# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 8-K

# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2002

_____

# IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

| **INDIANA** | **0-6835** | **35-1286807** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**500 Washington Street**

**Columbus, Indiana 47201**

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

**ITEM 5. OTHER EVENTS.**

On November 14, 2002, Irwin Financial Corporation announced a revision to third quarter earnings release made with filing of 10-Q as described in the news release attached as Exhibit 99.1.

**ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.**

(c)  Exhibits.

   99.1  News Release issued November 14, 2002.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IRWIN FINANCIAL CORPORATION**
(Registrant)

Date:  November 14, 2002         By:         /s/ GREGORY F. EHLINGER

—————————————————————————

GREGORY F. EHLINGER
*Senior Vice President and Chief*
*Financial Officer*

# EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 99.1 | News Release issued November 14, 2002 |

**News Release: IMMEDIATE RELEASE**

For further information, contact:

| | |
|---|---|
| Suzie Singer, Corporate Communications | 812.376.1917 |
| Greg Ehlinger, Chief Financial Officer | 812.376.1935 |
| Conference call 3:00 EST November 14, 2002 | 866.406.3487 |
| Replay (passcode 6480964) | 888.843.8996 |

## IRWIN FINANCIAL CORPORATION ANNOUNCES REVISION TO THIRD QUARTER EARNINGS RELEASE MADE WITH FILING OF 10-Q

- **Earnings Adjustment to Reflect Mortgage Servicing Right Impairment at Commercial Banking Line of Business**
- **No Change in Results for Mortgage Banking Line of Business**
- **2002 and 2003 Earnings Forecasts Reaffirmed**

(Columbus, IN, November 14, 2002) Irwin Financial Corporation (NYSE: IFC), an interrelated group of specialized financial services companies focusing on mortgage banking, small business lending, and home equity lending today announced, in conjunction with the filing of its Form 10-Q for the period ended September 30, 2002, that it was revising the quarterly and year-to-date net income figures previously released by $0.8 million or $0.03 per fully diluted share. As reported in the Form 10-Q, net income was $8.2 million or $0.29 per share and $26.1 million or $0.96 per share for the third quarter and year-to-date, respectively.

Full year earnings estimates of at least $36 million or $1.30 per share in 2002 and approximately $54 million or $1.86 per share in 2003 have been reaffirmed, this change notwithstanding.[1]

The additional impairment is the result of unprecedented and unexpected levels of residential mortgage loan originations in the commercial banking line of business over the past two years, largely driven by refinancing activity. As a result of this origination activity, the commercial banking line of business' servicing portfolio, for which mortgage servicing rights have been created, has grown to $328 million of conventional first mortgages as of September 30, 2002.

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[1] The earnings per share estimates include $2.7 million of after-tax interest expense on convertible trust preferred securities, which would be added back to net income for purposes of calculating fully diluted earnings per share under generally accepted accounting principles and assume approximately 29.7 million and 30.8 million fully diluted shares in 2002 and 2003, respectively. These estimates are based on various factors and on current assumptions management believes are reasonable that are specific to our business such as loan production levels and funding costs, as well as current industry forecasts of a variety of economic and competitive factors. However, projections are inherently uncertain, and actual earnings may differ significantly from these estimates in the future due to uncertainties and risks related to our business and the US and Canadian economies, including those described in this release.

After the third quarter earnings release, but prior to the filing of Irwin Financial's 10-Q, the Corporation undertook additional valuation testing on this portfolio and determined the carrying value should be reduced by $1.3 million to $1.8 million or 0.54 percent of the principal balance of the mortgage loans it services to reflect the interest rate environment and prepayment speed expectations that existed at quarter-end. This revised valuation affected only the servicing portfolio in the commercial banking line of business; the valuation of servicing rights at the Corporation's mortgage banking line of business is unchanged from the previous release.

*About Irwin Financial*

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

*About Forward-Looking Statements*
This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance.

Actual future results may differ materially from what is projected due to a variety of factors including:  potential changes in interest rates, which may affect consumer demand for our products and the valuation and management of our servicing portfolio; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in selling residual assets as contemplated; difficulties in delivering loans to the secondary market as planned or in funding loans through securitization transactions as planned; difficulties in establishing commercial finance vendor relationships; difficulties in expanding our business or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; legislative or regulatory changes, including changes in the interpretation of new regulatory capital rules; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.